October 12, 2018

Gene S. Bertcher
Executive Vice President and Chief Financial Officer
AMERICAN REALTY INVESTORS INC
1603 Lyndon B. Johnson Freeway, Suite 800
Dallas, Texas 75234

       Re: AMERICAN REALTY INVESTORS INC
           Form 10-K for the year ended December 31, 2017
           Filed April 2, 2018
           File No. 001-15663

Dear Mr. Bertcher:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
and
                                                          Commodities